Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of the Fund was held on January 23, 2007, for the purpose of considering and voting upon the election of Dr. Riordan Roett and Jeswald W. Salacuse as Class I Directors to serve until the 2010 Annual Meeting of Shareholders. The following table provides information concerning the matter voted upon at the Meeting:

Election of Directors


                         Common
                      Shares Voted          Common
Nominees              For Election      Shares Withheld
Dr. Riordan Roett      7,321,080           412,517
Jeswald W. Salacuse    7,327,632           405,965


At March 31, 2007, in addition to Dr. Riordan Roett and
Jeswald W. Salacuse, the other Directors of the Fund were as follows:

Carol L. Colman
Paolo M. Cucchi
Daniel P. Cronin
Leslie H. Gelb
R. Jay Gerken
William R. Hutchinson